UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                           PS FINANCIAL CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  74437V109
-------------------------------------------------------------------------------
                                (CUSIP Number)


                                PAUL J. DUGGAN
     JACKSON BLVD FUND, LTD. - 53 W. JACKSON BOULEVARD - CHICAGO IL 60604
                                (312) 294-6440
-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                 MARCH 31, 2000
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 2 OF 34 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul J. Duggan
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          500
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             112,575
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          500
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          131,200
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      131,700
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.89%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 3 OF 34 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Blvd Capital Management, Ltd.
      (f/k/a Jackson Blvd Fund, Ltd.)
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             57,075
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          75,700
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      75,700
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.53%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 4 OF 34 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Equities, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             37,814
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          37,814
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      37,814
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.27%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 5 OF 21 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Investments, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             19,261
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          19,261
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,261
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.15%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 6 OF 34 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Offshore Fund, Ltd.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Tortola, B.W.I.
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          18,625
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      18,625
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.12%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 7 OF 34 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Partners
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             55,500
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          55,500
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      55,500
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.32%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 8 of 34 Pages


         This is Amendment No. 5 to the Schedule 13D filed jointly by Paul J. Duggan ("Duggan"), Jackson Boulevard Capital Management, Ltd. ("Jackson Capital") F/K/A Jackson Boulevard Fund, Ltd., Jackson Boulevard Equities, L.P. ("Jackson Equity"), Jackson Boulevard Investments, L.P. ("Jackson Investments"), Jackson Boulevard Partners ("Jackson Partners"), and Jackson Offshore Fund, Ltd. ("Jackson Offshore") (collectively, the "Group") on December 3, 1997 (as earlier amended, the "Original 13D"), and relates to the common stock, $.01 par value (the "Common Stock"), of PS Financial, Inc. (the "Issuer"), Amendment No. 4 included Vincent Cainkar ("Cainkar"). The following items in the original 13D are amended to read in their entirety as follows:

Item 1.  Security and Issuer
         -------------------

         This Schedule 13D is being filed jointly by Duggan, Jackson Capital, Jackson Equity, Jackson Investments, Jackson Partners, and Jackson Offshore and relates to the shares of common stock, par value $.01 pr share (the "Common Stock" or the "Shares"), of PS Financial, Inc. (the "Company"), with its principal executive offices located at 4800 South Pulaski Road, Chicago, IL 60632.

Item 2.  Identity and Background
         -----------------------

         (a)-(c) Jackson Capital, a corporation incorporated under the laws of the State of Illinois, is the sole general partner of Jackson Equity and Jackson Investments, limited partnerships organized under the laws of the state of Illinois and Investment Manager of Jackson Offshore, an offshore fund domiciled in Tortola, B.W.I.

         Jackson Equity, Jackson Investments, and Jackson Offshore are private investment partnerships engaged in the purchase and sale of securities for investment for their own accounts. Jackson Capital is in the business of serving as the general partner of Jackson Equity, Jackson Investments, and other investment partnerships and the Investment Manager of Jackson Offshore. Duggan is the sole stockholder and an officer and director of Jackson Capital. Duggan's principal occupation is money manager (through Jackson Capital) and his business address is 53 West Jackson Boulevard, Suite 400, Chicago, IL 60604.

         The business address of Jackson Capital, Jackson Equity, Jackson Partners, Jackson Investments, and Duggan is 53 West Jackson Boulevard, Suite 400, Chicago, IL 60604. The address of the principal business and the principal office of Jackson Offshore is 22/23 Eden Quay, Dublin 1, Ireland.

         Jackson Capital is the sole general partner of Jackson Equities and Jackson Investments. Mr. Duggan is the sole stockholder, sole executive officer and sole director of Jackson Capital. Mr. Duggan controls (through Jackson Capital) all decisions regarding voting and investment of the shares of the Issuer held by Jackson Offshore. Mr. Duggan, David Blair and Peter Poole are the directors of Jackson Offshore; Mr. Blair is the managing director of Jackson Offshore. The business address of Mr. Blair and Mr. Poole is 22/23 Eden Quay, Dublin 1, Ireland. Mr. Blair's principal occupation is that of certified public accountant. Mr. Poole's principal occupation is

                                                            Page 9 of 34 Pages


that of money manager with Rathbone Management Services, a British Virgin Islands corporation. Mr. Duggan's principal occupation is money manager (through Jackson Capital) and his business address is 53 West Jackson Boulevard, Suite 400, Chicago, Illinois 60604.

         Jackson Partners is an Illinois General Partnership. Duggan is the managing general partner of Jackson Partners. Jackson Partners engages in the purchase and sales of securities for it's own account.

         The joint filing agreement of the members of the Group is filed herewith as Exhibit 1.

         (d)-(e) Jackson Capital, Jackson Equity, Jackson Partners, Jackson Investments, Jackson Offshore, and Duggan have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor were either a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Duggan is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         As of March 31, 2000, Jackson Equity was the owner of record and the beneficial owner of 37,814 shares acquired at a cost of $431,249. The source of funds used by Jackson Equity to purchase the shares was Jackson Equity's working capital. Jackson Equity, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Equity's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Equity.

         As of March 31, 2000, Jackson Investments was the owner of record and the beneficial owner of 19,261 shares acquired at a cost of $216,385. The source of funds used by Jackson Investments to purchase the shares was Jackson Investment's working capital. Jackson Investments, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Investment's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Investments.

         As of March 31, 2000, Jackson Offshore was the owner of record and the beneficial owner of 18,625 shares acquired at a cost of $209,904. The source of funds used by Jackson Offshore to purchase the shares was Jackson Offshore's working capital. Jackson Offshore, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Offshore's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Offshore.

         Jackson Capital has an 8.4% ownership interest in the funds or property of Jackson Equity in addition to its interest as general partner of Jackson Equity. Duggan and his wife, Deborah Duggan ("Deborah"), have invested as limited partners in Jackson Equity.

                                                           Page 10 of 34 Pages

         Jackson Capital has a 4.13% ownership interest in the funds or property of Jackson Investments in addition to its interest as general partner of Jackson Investments.

         As of March 31, 2000, Jackson Partners was the owner of record and the beneficial owner of 55,500 shares acquired at a cost of $615,868. The source of funds used by Jackson Partners to purchase the shares was Jackson Partner's working capital. Jackson Partners, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Partners obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Partners. Duggan and Deborah are partners in Jackson Partners.

         As of March 31, 2000, Duggan was the owner of record and the beneficial owner of 500 shares. The source of funds used by Duggan to purchase the shares was Duggan's working capital.

         Jackson Equity distributed certain assets to Jackson Investments on January 23, 1998 for the purposes of reorganizing under SEC hedge fund rules. Arising out of that distribution, 17,261 shares of PS Financial became assets of Jackson Investments.

         Jackson Equities and Jackson Investments distributed certain assets to individual partners in 1998 for the purpose of forming an offshore operation. Individual Partners contributed 18,625 shares to Jackson Offshore as part of their opening contributions.

Item 4.  Purpose of Transaction
         ----------------------

         The Group's goal is to profit from appreciation in the market price of the Common Stock. The Group expects to actively assert stockholder rights, in the manner described below, with the purpose to influence the policies of the Issuer, in particular with the intent of influencing a business combination involving the Issuer.

         By letter dated December 5, 1997, Mr. Duggan questioned the large amount of excess capital and suggested the issuance of a dividend to reduce the Issuer's capital. A copy of that letter is attached as Exhibit 2.

         By letter dated January 5, 1998, Mr. Duggan congratulated the Issuer on their special dividend policy and questioned its taxability. A copy of that letter is attached as Exhibit 3.

         By letter dated November 18, 1999, Mr. Duggan submitted a notice of intent to introduce a Stockholders Resolution at the 2000 annual meeting of stockholders of the Issuer and requested that the Proposal and Supporting Statement be included in the Issuer's proxy materials for the 2000 annual meeting. A copy of that letter is attached as Exhibit 4.

         By letters dated February 17, 2000, Mr. Duggan nominated Duggan and Cainkar for the Board of Directors of the Company and requested information regarding shareholder lists and other data designed to allow the Group to communicate with shareholders. The letters are attached as Exhibit 5 and
Exhibit 6.

                                                           Page 11 of 34 Pages

         In letters dated March 10, 2000, Mr. Duggan and Mr. Cainkar complained about the Issuer's plan to transact a Modified Dutch Auction Tender for shares of the Issuer's stock. They asked for the Board of Directors to wait for their annual meeting and election to let the shareholders be heard. See Exhibit 7 and
Exhibit 8.

         In letters dated March 29, 2000, Mr. Duggan confirmed his candidacy for election at the 2000 Annual Meeting and Mr. Cainkar withdrew his consent for nomination for election as director of the Company. See Exhibit 9 and Exhibit 10.

         In a letter dated March 29, 2000, Mr. Duggan wrote shareholders with notice of his pending proxy solicitation. See Exhibit 11.

         In a letter dated March 29, 2000, Cainkar informed Mr. Duggan that he had withdrawn his consent for nomination and no longer considered himself a member of the group. See Exhibit 12.

         In a filing with the Securities and Exchange Commission ("SEC") dated March 30, 2000, Mr. Duggan filed preliminary proxy materials for the Company's Annual Meeting of Stockholders to be held on Mary 3, 2000. See Exhibit 13.

         The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other stockholders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) By virtue of his control over the stock personally owned by him and that owned by Jackson Capital, Jackson Equity, Jackson Investments, Jackson Partners and Jackson Offshore, Duggan beneficially owns 131,700 shares of the common stock owned by members of the Group, constituting approximately 7.89% of the issued and outstanding shares of the common stock, based on the number of outstanding shares reported on Issuer's Form 10QSB filed November 15, 1999. Jackson Equity beneficially owns 37,814 shares representing 2.27% of the outstanding shares. Jackson Investments beneficially owns 19,261 shares representing 1.15% of the outstanding shares. Jackson Capital beneficially owns 75,700 shares representing 4.53% of the outstanding shares. Jackson Partners beneficially owns 55,500 shares representing 3.32% of the outstanding shares. Paul J. Duggan beneficially owns 500 shares representing .03% of the outstanding shares.

                                                           Page 12 of 34 Pages

         (b) Jackson Equity does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Equity has the shared power to vote and the shared power to dispose of 37,814 shares.

         Duggan has the sole power to vote 500 shares and the sole power to dispose of 500 shares. Duggan has the shared power to vote 112,575 shares and the shared power to dispose of 131,200 shares.

         Jackson Capital (as the general partner of Jackson Equity and Jackson Investments) does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Capital has the shared power to vote 57,075 shares and the shared power to dispose of 75,700 shares.

         Jackson Partners has the shared power to vote or to dispose of any of its 55,500 shares.

         Jackson Investments does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Investments has the shared power to vote and the shared power to dispose of 19,261 shares.

         Jackson Offshore does not have the power to vote any shares and does not have the sole power to dispose of any shares. Jackson Offshore has the shared power to dispose of 18,625 shares.

         (c)      Purchases in the Last 60 Days
                  No Purchases.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         ---------------------------------------------------------------------

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

         See Item 2 regarding disclosure of the arrangements among members of the Group, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         No.      Description
         ---      -----------

           1      Joint Filing Agreement amended March 30, 2000.
           2      Letter from Paul J. Duggan to The Board of Directors of PS
                  Financial, Inc. dated

                                                           Page 13 of 34 Pages

                  December 5, 1997.

           3      Letter from Paul J. Duggan to Ms. Kimberly P. Rooney dated
                  January 5, 1998.
           4      Letter from Paul J. Duggan to Ms. Kimberly P. Rooney dated
                  November 18, 1999.
           5      Letter from Paul J. Duggan to Ms. Kimberly P. Rooney dated
                  February 17, 2000.
           6      Request from Paul J. Duggan to Ms. Kimberly P. Rooney dated
                  February 17, 2000.
           7      Letter from Paul J. Duggan to Ms. Kimberly P. Rooney dated
                  March 10, 2000.
           8      Letter from Vincent Cainkar to Ms. Kimberly P. Rooney dated
                  March 10, 2000.
           9      Letter from Paul J. Duggan to Ms. Kimberly P. Rooney dated
                  March 29, 2000.
           10     Letter from Vincent Cainkar to Ms. Kimberly P. Rooney dated
                  March 29, 2000.
           11     Letter to Shareholders dated March 29, 2000.
           12     Letter from Vincent Cainkar to Mr. Duggan dated March 29,
                  2000.
           13     Preliminary form 14A filed with the Securities and Exchange
                  Commission (SEC) dated March 30, 2000.

                                                           Page 14 of 34 Pages

                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2000


                              /s/ Paul J. Duggan
                              ----------------------------------
                              Paul J. Duggan, an individual

                              JACKSON BOULEVARD CAPITAL MANAGEMENT, LTD.

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President


                              JACKSON BOULEVARD EQUITIES, L.P.

                              By: Jackson Boulevard Capital Management, Ltd. General Partner

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President


                              JACKSON BOULEVARD INVESTMENTS, L.P.

                              By: Jackson Boulevard Capital Management, Ltd. General Partner

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President


                              JACKSON OFFSHORE FUND, LTD.

                              By: Jackson Boulevard Capital Management, Ltd. General Partner

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President


                              JACKSON BOULEVARD PARTNERS

                              By:  Jackson Boulevard Partners

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, Partner

                                                           Page 15 of 34 Pages

                                   EXHIBIT 9

                                 Paul J. Duggan
                      53 West Jackson Boulevard, Suite 400
                               Chicago, IL 60604




                                                            March 29, 2000

VIA FEDERAL EXPRESS


Ms. Kimberly P. Rooney
President, CEO
PS Financial, Inc.
4800 South Pulaski Road
Chicago, IL  60632

Re:      Stockholders Proposal

Dear Ms. Rooney:

         On February 17, 2000 I nominated two individuals as eligible for election to the Board of Directors of PS Financial, Inc.

         Mr. Vincent Cainkar has now informed me that he is withdrawing his consent to nomination for election as a director of PS Financial, Inc.

         I am still a candidate for the Board and my nomination of February 17, 2000 is still in effect.

Very truly yours,

Paul Duggan



cc:  Mr. SJ Ptak, Secretary

                                                           Page 16 of 34 Pages

                                   EXHIBIT 10

Vincent Cainkar
8206 South Mobile
Burbank, IL 60459
(708) 430-3988

March 29, 2000

Ms. Kimberly P. Rooney
President, CEO
PS Financial, Inc.
4800 South Pulaski Road
Chicago, IL 60632

Dear Ms. Rooney:

I hereby withdraw my consent to my nomination for election as director of PS Financial, Inc.

Yours truly,



Vincent Cainkar, Shareholder
PS Financial, Inc.

VC:yp

cc:  Paul J. Duggan

                                                           Page 17 of 34 Pages

                                   EXHIBIT 11

                                 PAUL J. DUGGAN
                                       AND
                   THE COMMITTEE TO ENHANCE SHAREHOLDER VALUE
                            53 West Jackson Boulevard
                                    Suite 400
                                Chicago, IL 60604
                                 (312) 294-6440

     Materials in Opposition to Management and the Board of Directors of
                               PS Financial, Inc.


Re:  2000 Annual Meeting of Stockholders


March 29, 2000

Dear Fellow Stockholder:

The PS Financial, Inc. Committee to Enhance Shareholder Value (comprised of Paul
J. Duggan, Jackson Boulevard Capital Management, Ltd., Jackson Boulevard Equities, L.P., Jackson Boulevard Investments, L.P., Jackson Offshore Fund, Ltd., and Jackson Boulevard Partners) intends to file proxy materials with the Securities and Exchange Commission concerning the upcoming 2000 annual meeting of PS Financial, Inc. (the "Company"). We intend to use those materials to solicit proxies to elect Paul J. Duggan as a director of the Company.

It is possible you will receive an annual report, proxy statement and proxy card from the Company's management and Board before our materials arrive, and you will be asked to return the Company's proxy card.

We encourage you NOT to vote your shares until you receive and review our proxy materials. Thank you for your consideration.

Sincerely,

/s/ Paul J. Duggan

Paul J. Duggan
President
Jackson Boulevard Capital Management, Ltd.


This letter does not constitute a solicitation of proxies for any meeting of PS Financial, Inc.'s stockholders. Any such solicitation will be made only pursuant to proxy materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations there under.

                                                           Page 18 of 34 Pages

                                   Exhibit 12


Vincent Cainkar
8206 South Mobile
Burbank, IL 60459
(708) 430-3988

March 29, 2000

Mr. Paul J. Duggan
Jackson Boulevard Fund, Ltd.
53 West Jackson Blvd.
Chicago, IL 60604

Re:      PS Financial, Inc.

Dear Mr. Duggan:

Please be advised that I have withdrawn my consent for nomination for election as director of PS Financial, Inc. (see enclosed letter). You should also be advised that I no longer consider myself, Burbank Partners, or Louis F. Cainkar, Ltd. Profit Sharing Plan to be part of a group for purposes of reporting to the United States Securities Exchange Commission. Please amend the Form 13D which you have filed withdrawing the participation of the above from your group. There are no commitments on the voting of my shares.

Yours truly,



Vincent Cainkar

VC:yp

cc:  Kimberly P. Rooney, President

                                                           Page 19 of 34 Pages

                                   EXHIBIT 13

                PRELIMINARY PROXY MATERIALS DATED MARCH 30, 2000

         The information included herein is as it is expected to be when the definitive proxy statement is mailed to stockholders of PS Financial, Inc. This proxy statement will be revised to reflect actual facts at the time of the filing of the definitive proxy statement.

                                   MAY 3, 2000
                         ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                               PS FINANCIAL, INC.
                               PROXY STATEMENT OF
                                 PAUL J. DUGGAN
                 AND THE COMMITTEE TO ENHANCE SHAREHOLDER VALUE

                                 --------------

                 IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING

Why You Were Sent This Proxy Statement

This Proxy Statement and the enclosed BLUE proxy card are being furnished to you by Paul J. Duggan and the Committee to Enhance Shareholder Value (the "Committee") in connection with the solicitation of proxies for the Annual Meeting of Stockholders of PS Financial, Inc. ("PSFI" or the "Company"), scheduled to be held on May 3, 2000 at 11:00 a.m. (local time) at the main office of the Company located at 4800 South Pulaski Road, Chicago, Illinois, and any adjournment(s) or postponement(s) thereof (the "Annual Meeting").

This Proxy Statement and accompanying proxy card are first being sent to stockholders on or about April ___, 2000.

MR. DUGGAN AND THE COMMITTEE STRONGLY RECOMMEND A VOTE FOR PAUL J. DUGGAN AS DIRECTOR AND A VOTE "FOR" THE STOCKHOLDER PROPOSAL TO APPOINT AN INVESTMENT BANKER AND ESTABLISH A COMMITTEE COMPOSED OF INDEPENDENT DIRECTORS TO EVALUATE PROPOSALS TO SELL OR MERGE THE COMPANY.

         Mr. Duggan is a PSFI stockholder and Manager of Jackson Boulevard Partners ("Jackson Partners"), an investment consulting firm in Chicago, Illinois, and President of Jackson Boulevard Capital Management, Ltd., ("Jackson Capital"), an investment management firm with an emphasis on securities of savings and loans, banks and other companies in the banking field. The members of the Committee are Paul J. Duggan, Jackson Partners, Jackson Boulevard Equities, L.P. ("Equities"), Jackson Boulevard Investments, L.P. ("Investments"), Jackson Capital ("Jackson Capital") and Jackson Offshore Fund, Ltd. ("Offshore"), which are investment funds of which Mr. Duggan serves as Manager or President. The member of the Committee has beneficial ownership of a total of 131,700 shares of Common Stock, par value $.01 per share, of the Company ("PSFI Common Stock"), representing approximately 7.89% of the issued and outstanding PSFI Common Stock.

                                                           Page 20 of 34 Pages
What You Are Voting On

At the Annual Meeting, among other things, the stockholders of the Company will be asked to vote to:
     o   elect two directors;
     o ratify the appointment of Crowe, Chizek and Company LLP as the auditors of the Company for the fiscal year ending December 31, 2000; and
     o approve a stockholder proposal directing the Board of Directors of the Company to appoint an investment banker to pursue merger or acquisition candidates for the Company and to establish a committee consisting of all directors who are not current or former officers or employees or relatives of current or former officers of the Company in order to consider and recommend to the full Board of Directors for approval the best available offer to acquire the Company by sale or merger.

Who Can Vote at the Annual Meeting

         Stockholders who owned shares of PSFI Common Stock at the close of business on March 15, 2000 (the "Record Date") are entitled to vote at the Annual Meeting. As of March 15, 2000, according to the Company's Preliminary Proxy Statement filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on March 15, 2000 (the "PSFI Preliminary Proxy Statement"), there were 1,669,290 issued and outstanding shares of the Company's Common Stock. Each share of PSFI Common Stock held on the Record Date is entitled to one (1) vote at the Annual Meeting.

How to Vote by Proxy

         To elect Mr. Duggan to the Board, and to vote in favor of the stockholder proposal (set forth in this Proxy Statement), promptly complete, sign, date and mail the enclosed BLUE proxy card in the enclosed postage-paid envelope. Whether you plan to attend the Annual Meeting or not, we urge you to complete and return the enclosed BLUE proxy card.

         Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign the BLUE proxy card but do not make any specific choices, your proxy will vote your shares as follows:

     o  "FOR" the election of Mr. Duggan to the Board of Directors.
     o "FOR" the ratification of the appointment of Crowe, Chizek and Company LLP as the auditors of the Company for the fiscal year ending December 31, 2000.
     o "FOR" the stockholder proposal directing the Board of Directors of the Company to appoint an investment banker to pursue merger or acquisition candidates for the Company and to establish a committee consisting of all directors who are not current or former officers or employees or relatives of current or former officers or employees of the Company in order to consider and recommend to the full Board of Directors for approval the best available offer to acquire the Company by sale or merger.

         If any other matter is presented at the Annual Meeting, your proxy will vote in accordance with his best judgment. At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

         If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the BLUE proxy card on your behalf. You should also

                                                           Page 21 of 34 Pages

sign, date and mail the voting instruction form your broker or banker sends you when you receive it. Please do this for each account you maintain to ensure that all of your shares are voted.

How You Can Revoke a Proxy

         If you have executed the Board of Directors' WHITE proxy card before receiving Mr. Duggan's Proxy Statement, you have every right to change your vote by completing, signing, dating and returning the enclosed BLUE proxy card. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING. Any proxy may be revoked at any time before it is voted by (i) submitting a duly executed proxy card bearing a later date to the Secretary of the Company or to Mr. Duggan, (ii) filing with the Secretary of the Company a written revocation, or (iii) attending and voting at the Annual Meeting in person.

Who You Can Call If You Have Questions

         If you have any questions concerning this Proxy Statement or need assistance in voting your shares, please call Paul J. Duggan at (888) 522-5332 or Mr. Duggan's proxy solicitor:

                             THE ALTMAN GROUP, INC.
                              60 East 42nd Street,
                                   Suite 1241
                               New York, NY 10165
                                 (800) 206-0007

                            ANNUAL MEETING PROPOSALS

         At the Annual Meeting, the Company's stockholders will be asked to vote on the following matters: the election of two directors, the ratification of the appointment of Crowe, Chizek and Company LLP as the auditors of the Company, and a stockholder proposal directing the Company to appoint an investment banker to pursue merger or acquisition candidates for the Company and establish a committee composed of independent directors to evaluate proposals to sell or merge the Company. As discussed in more detail below, we believe that the current Board of Directors as a group have not been acting in your best interests as stockholders of the Company. The election of Mr. Duggan and the approval of the stockholder proposal is, in our opinion, in your best interest as stockholders.

                              ELECTION OF DIRECTORS

         PSFI's Board of Directors consists of six directors, who serve three-year terms. Two of the six directors are being elected at this year's Annual Meeting. Mr. Duggan and the Committee are proposing one nominee for election as a director of PSFI, namely Mr. Duggan himself.

         We are asking you to elect Mr. Duggan, the one director nominated by Mr. Duggan and supported by the Committee, instead of one of the directors nominated by the Company. We believe it is in your best interest as stockholders to do so because we believe that the performance of the current Board of Directors has been inadequate in the areas of increasing stockholder value, increasing the profitability of the Company and taking advantage of opportunities available to the Company.

         We believe that Mr. Duggan has superior experience in the management and supervision of financial institutions and the successful sales of financial institutions, is more independent and will be more dedicated to enhancing stockholder value than the Company's nominees and the current membership of the Company's Board of Directors.

                                                           Page 22 of 34 Pages

         In addition, Mr. Duggan and the Committee have concluded that PSFI should seriously explore whether it can be acquired or merged. Mr. Duggan will recommend that the Board engage an investment banker and aggressively pursue the acquisition or merger of PSFI as an alternative for increasing the value of PSFI to stockholders. In this respect, if elected, Mr. Duggan will constitute only one of six directors and therefore cannot compel the Board to act and can only advise that PSFI seriously consider proposals of acquisition or merger.

How We Disagree With Current Directors on Operation of the Company - Our Objectives

         We believe that the current management and Board of Directors of the bank have failed to maximize stockholder value and the profitability of the Company and that this is evident in the performance of the Company's stock price as compared to the stock prices of other financial institutions.

         Over the three years since PSFI's Common Stock commenced trading on the NASDAQ National Market System, the return on PSFI's Common Stock has under performed each of the NASDAQ Bank Index (an index of U.S. banks stock traded on NASDAQ published by NASDAQ), the SNL Thrift Index (an index of savings and loans institutions published by SNL Securities) and the SNL Bank & Thrift Index (an index of bank and thrift institutions published by SNL Securities). A table comparing the returns of PSFI's Common Stock to these indices as well as to the Dow Jones Industrial Average and S&P 500 and NASDAQ is set forth below.

                                     11/27/1996       03/16/2000      % CHANGE
-------------------------------------------------------------------------------
PS Financial, Inc. Stock Price       $    11.64       $    12.00         3.09%
Dow Jones Industrial Average           6,499.34        10,630.29        63.56%
S&P 500                                  755.00         1,458.47        93.17%
NASDAQ Composite Index                 1,287.32         4,717.36       266.45%
NASDAQ Bank Index                      1,263.71         1,505.01        19.09%
SNL Thrift Index                         484.10           540.80        11.71%

In January 1998, PSFI paid a special dividend. After this dividend was paid, the stock was priced at $15.25. Since that date the stock has lost 21% of its value, while the broad market indices have risen.


                                       01/13/1998      03/16/2000      % CHANGE
-------------------------------------------------------------------------------
PS Financial, Inc. Stock Price          $   15.25      $    12.00       -21.31%
Dow Jones Industrial Average             7,732.13       10,630.29        37.48%
S&P 500                                    952.12        1,458.47        53.18%
NASDAQ Composite Index                   1,541.63        4,717.36       206.00%

         To maximize shareholder value, Mr. Duggan and the Committee have concluded that PSFI should seriously explore the feasibility of being acquired by or merging with another institution. If elected, our nominee will recommend that the Board engage an investment banker and aggressively pursue the acquisition of PSFI as an alternative for increasing share value, although this nominee will be open-minded and will consider all recommendations from other stockholders or directors. Mr. Duggan and the Committee, therefore, support the stockholder proposal set forth in the PSFI Board of Directors Proxy Statement that recommends the appointment of an investment banker. If you share this view, then you should vote for our nominee. If elected, our nominee would constitute only one of six directors and could not compel action by the Board. However, by electing our candidate, we believe you will be sending a message to the remaining Board members that you wish them to focus on enhancing share values.

                                                           Page 23 of 34 Pages

         None of the members of the Committee knows of any agreements or understandings concerning the possible acquisition of PSFI and there can be no assurance that an acquisition can be effected at prices materially above the current market value for PSFI Common Stock.

Why the Director Nominated by Paul J. Duggan Will Better Serve Investors Than Any of PSFI's Nominees

         Mr. Duggan and the other members of the Committee have collectively invested more than $1,300,000 in shares of PSFI Common Stock, and as of March 15, 2000, Mr. Duggan himself beneficially owned 131,700 shares of PSFI Common Stock. Mr. Duggan and the Committee believe that this significant investment entitles Mr. Duggan to representation on the Board of Directors and qualifies him to represent stockholders who are concerned about enhancing stock values. All of the shares purchased by Mr. Duggan and the other members of the Committee have been purchased at market price and not at favorable option prices, as is the case with many of the shares held by the Directors supported by management. In our opinion, Mr. Duggan's significant stockholdings in the Company more closely align his interests with your interests as stockholders as compared to current members of the Board of Directors.

         Mr. Duggan has over 20 years of experience in investing in securities of banks and financial institutions. Since 1993, Mr. Duggan has served as Managing General Partner of Jackson Capital, which was organized as a limited partnership for the purpose of investing in marketable securities with an emphasis on securities of savings and loans, banks and other companies in the banking field. Mr. Duggan is also President of Jackson Capital, a hedge fund management firm. Jackson Capital offers money management and venture capital activities in addition to managing hedge funds, which concentrate in investing in the thrift and small cap bank areas. In this position, Mr. Duggan has invested in over 150 financial institutions, including over 40 financial institutions that have been acquired or that have merged with other financial institutions. Mr. Duggan served on the Board of Directors of Damen Financial Corporation, a Chicago area bank. Mr. Duggan served on the Damen Board when such bank was sold in 1999.

         Information with respect to this nominee is set forth under the caption "Paul J. Duggan's Nominee".

         The Director nominees proposed by the PSFI Board of Directors in the PSFI Preliminary Proxy Statement include Jeanine M. McInerney, a clinical nurse consultant with Healthpoint Medical who has been employed as a nurse for approximately fifteen years, and Rocco DiIorio, a retired sewer contractor.

         The biographies for Mr. DiIorio and Ms. McInerney contained in the PSFI Preliminary Proxy Statement do not describe the existence of any experience with any other financial institution other than PSFI or Preferred Savings Bank, a wholly owned subsidiary and predecessor to the Company.

                                                           Page 24 of 34 Pages

Paul J. Duggan's Nominee

         The table set forth below identifies our nominee for election as a new director of PSFI and provides information concerning this nominee.

--------------------------------------------------------------------------------
Name of Nominee           Age         Business Experience During Past Five Years
--------------------------------------------------------------------------------
Paul J. Duggan            49          Manager/Owner, Duggan & Associates;
  (Nominee)                           Manager, Jackson Partners; President,
                                      Jackson Capital
--------------------------------------------------------------------------------
Further biographical information about Paul J. Duggan's nominee is set forth below:

         Paul J. Duggan, a life-long resident of Chicago, is a licensed CPA in the State of Illinois. Mr. Duggan owns and has managed a consulting firm, Duggan and Associates, which specializes in litigation consulting, since 1976, and has managed Jackson Partners, an investment consulting firm in Chicago, since 1991. Mr. Duggan has served as an expert witness in commercial litigation issues, in damages analysis areas and has testified in federal and state courts on issues concerning business valuation, intellectual property, unjust enrichment, and various damages areas. Mr. Duggan is also President of Jackson Capital, a hedge fund management firm since 1993. Jackson Capital offers money management and venture capital activities in addition to managing hedge funds which concentrate in investing in the thrift and small cap bank areas. Mr. Duggan currently manages portfolios with investments in thrifts in excess of $70 million as well as over $50 million in venture capital and private real estate partnerships. Mr. Duggan serves on the Boards of Directors of Marinette Marine Corporation in Marinette, Wisconsin (a manufacturer of ocean going vessels for the U.S. Coast Guard, U.S. Navy, and commercial customers), Marigold Services of Chicago, Illinois (a dry and liquid sugar storage terminal) and Napleton St. Louis Honda in St. Peters, Missouri (a retail Honda dealer). Mr. Duggan received his B.B.A. in business administration from Loyola University of Chicago in 1974 and his CPA in the State of Illinois in 1975. Mr. Duggan served on the Board of Directors of Damen Financial Corporation, a Chicago area bank, from May 1999 until the company was sold that year.

         There are no arrangements or understandings between Mr. Duggan and any other person pursuant to which he was selected as nominee, except that Mr. Duggan has consented to serve as a director if elected. Mr. Duggan and the Committee do not expect that Mr. Duggan will be unable to stand for election; but, in the event that Mr. Duggan should be unable to stand for election, the Common Stock represented by the enclosed BLUE proxy card will be voted for a substitute candidate selected by Mr. Duggan.

Compensation of Director Nominees

         Mr. Duggan is not now and has never been a director or officer of the Company nor has he ever received any compensation from the Company. No discussions have been held and, except as indicated in this Proxy Statement, there are no understandings with respect to any proposed remuneration from any source for this nominee in connection with serving as a director of PSFI if elected. However, if our nominee is elected as a director of PSFI, it is anticipated he will receive the same compensation as other directors. According to the PSFI Preliminary Proxy Statement, each member of the Board of Directors of the Company is paid a fee of $300 per month.

              STOCKHOLDER PROPOSAL TO APPOINT AN INVESTMENT BANKER

         At the Annual Meeting, the stockholders will be asked to vote to approve or disapprove a stockholder proposal directing the Company's Board of Directors to appoint an investment banker to pursue merger or acquisition candidates for the Company, and establish a committee consisting of all directors who are not current or former officers or employees or relatives of current or former officers or employees of the Company in order to consider and recommend to the full Board of Directors for

                                                           Page 25 of 34 Pages

approval the best available offer to acquire the Company by sale or merger. The specific resolution reads as follows:

         RESOLVED, that the stockholders of the Company, believing that the value of their investment in the Company can best be maximized through a sale or merger of the Company, hereby request that the Board of Directors promptly proceed to effect such a sale or merger by (i) retaining a leading qualified investment banking firm for the specific purpose of soliciting offers to acquire the Company by sale or merger and (ii) establishing a committee of the Board of Directors consisting of all directors, who are not current or former officers or employees of the Company or related by blood or marriage to a current or former officer or employee of the Company, to consider and recommend to the full Board of Directors for approval the best available offer to acquire the Company by sale or merger.

         Mr. Duggan and the Committee have concluded that PSFI should seriously explore whether it can be acquired or merged to take advantage of opportunities current existing in the banking industry. Accordingly, Mr. Duggan has requested that the Company consider appointing an investment banking firm for the purposes of evaluating and soliciting offers to acquire the Company. See letter of Mr. Duggan dated November 18, 1999, which is attached hereto as Schedule 4.

         None of the members of the Committee have any agreement or understanding concerning the possible acquisition of PSFI and there can be no assurance that an acquisition can be effected at prices materially above the current market value of PSFI Common Stock. We are not aware of any proposals for acquisition of PSFI.

Required Votes and Other Matters

         By signing and returning the enclosed BLUE proxy card, you can vote to elect Paul J. Duggan as a director of PSFI and vote for the stockholder proposal included in the Board of Directors' Proxy Statement.

         Directors shall be elected by a plurality of the votes present in person or represented by proxy at the Annual Meeting and entitled to vote on the election of Directors. Since Mr. Duggan and the Committee is only proposing one nominee for the Board of Directors, if such nominee is elected, one of the Company's nominees with the highest number of shares voted in their favor will also be elected. There is no assurance that any of the Company nominees will serve as Directors if the Committee's nominee is elected. The ratification of the appointment of Crowe, Chizek and Company LLP as auditors and approval of the stockholder proposal each require the affirmative vote of a majority of the votes cast on the matter. Proxies marked to abstain with respect to a proposal have the same effect as votes against the proposal. Votes withheld (for election of directors) and broker non-votes will have no effect on the vote. One-third of the shares of the Common Stock, present in person or represented by proxy, shall constitute a quorum for purposes of the Annual Meeting. Abstentions and broker non-votes are counted for purposes of determining a quorum.

                                OTHER INFORMATION

How Proxies Will be Solicited

         We may solicit proxies for the Annual Meeting by mail, advertisement, telephone, telecopier or in person. The persons identified on Schedule 1 to this Proxy Statement also may make solicitations. None of these persons will receive additional compensation for participating in the solicitation. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of our solicitation materials to the beneficial owners of the PSFI Common Stock they hold.

                                                           Page 26 of 34 Pages

Important Instructions For "Street Name" Stockholders

         If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the BLUE proxy card on your behalf. You should also sign, date and mail the voting instruction form your broker or banker sends you when you receive it. Please do this for each account you maintain to ensure that all of your shares are voted.

Information About the Proxy Solicitor

         Mr. Duggan and the Committee have retained The Altman Group, Inc. ("Altman") to assist in the solicitation of proxies. Mr. Duggan and the Committee have agreed to pay Altman a fee of $10,000 and to reimburse it for its reasonable out-of-pocket expenses. Approximately 5 persons will be used by Altman in its solicitation efforts.

Costs of Soliciting Proxies

         The entire expense of preparing, assembling, printing and mailing this Proxy Statement and related materials and the cost of soliciting proxies pursuant to this Proxy Statement will be borne by Mr. Duggan, Jackson Capital and certain other members of the Committee. Mr. Duggan and the Committee estimate that the total expenditures relating to the solicitation of proxies will be approximately $32,000. To date, approximately $2,000 of expenses have been incurred. Mr. Duggan, Jackson Capital and certain other members of the Committee will pay the costs of soliciting proxies. Mr. Duggan and the Committee intend to seek approval from the Board of Directors for the reimbursement of the Committee's cost of soliciting policies.

Other Matters

         The PSFI Preliminary Proxy Statement contains information regarding (1) securities ownership of 5% or more beneficial ownership and management; (2) the committees of the Company's Board of Directors; (3) the meetings of the Company's Board of Directors and all committees thereof; (4) the background of the nominees of the Company's Board of Directors; (5) the compensation and remuneration paid and payable to the Company's directors and management; (6) stock price performance; and (7) the submission of stockholder proposals at the company's 2001 annual meeting of stockholders. The Committee has no knowledge of the accuracy of the Company's disclosures in its proxy materials.

Information About Paul J. Duggan and the Committee to Enhance Shareholder Value

         Certain information about persons who may participate in the solicitation of proxies is set forth in Schedule 1 to this Proxy Statement.
Schedule 2 to this Proxy Statement sets forth certain information relating to beneficial ownership of shares of PSFI Common Stock by such persons (including our nominee and persons involved in this solicitation known to us to beneficially own more than five percent of PSFI Common Stock), and Schedule 3 lists all transactions in PSFI Common Stock effected by such persons in the two years prior to the date of this proxy statement.

                                                           Page 27 of 34 Pages

MR. DUGGAN AND THE COMMITTEE STRONGLY RECOMMEND A VOTE FOR PAUL J. DUGGAN AS DIRECTOR AND A VOTE "FOR" THE STOCKHOLDER PROPOSAL TO APPOINT AN INVESTMENT BANKER AND APPOINT A COMMITTEE COMPOSED OF INDEPENDENT DIRECTORS TO EVALUATE PROPOSALS TO SELL OR MERGE THE COMPANY.

IT IS IMPORTANT THAT YOU RETURN YOUR PROXY PROMPTLY. PLEASE SIGN AND DATE YOUR BLUE PROXY CARD PROMPTLY AND RETURN IT IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.

                               Sincerely,


                               Paul J. Duggan
                               Chairman, Committee to Enhance Shareholder Value


April ___, 2000

                                                           Page 28 of 34 Pages


                                   SCHEDULE 1

                        PARTICIPANTS IN THE SOLICITATION
                        --------------------------------

         The following table identifies and provides certain information as of March 20, 2000 about individuals and entities that might be deemed participants in this proxy solicitation within the meaning of Rule 14a-11(b) promulgated under the Securities Exchange Act of 1934, as amended:

1.       Paul J. Duggan
         53 West Jackson Boulevard, Suite 400
         Chicago, IL  60604

         Mr. Duggan is an individual who is Manager/Owner of Duggan & Associates, a consulting firm specializing in consulting, since 1976, and has managed Jackson Partners, an investment consulting firm in Chicago, since 1991. Mr. Duggan is also President of Jackson Capital, a hedge fund management firm.

         Mr. Duggan, together with reporting group members Jackson Capital, Equities, Investments, Offshore and Jackson Partners, has filed a Schedule 13D and will make amendments as required by law with respect to beneficial ownership of Common Stock.

2.       Jackson Boulevard Capital Management, Ltd.
         53 West Jackson Boulevard, Suite 400
         Chicago, IL  60604

         Jackson Capital is an Illinois corporation and a hedge fund management firm. Jackson Capital offers money management and venture capital activities, in addition to managing hedge funds which concentrate in investing in the thrift and small cap bank areas. Jackson Capital is the sole General Partner of Equities and Investments.

3.       Jackson Boulevard Equities, L.P.
         53 West Jackson Boulevard, Suite 400
         Chicago, IL  60604

         Equities is an Illinois limited partnership. Equities invests in marketable securities with an emphasis on securities of savings & loans, banks and of other companies in the banking industry.

4.       Jackson Boulevard Investments, L.P.
         53 West Jackson Boulevard, Suite 400
         Chicago, IL  60604

         Investments is an Illinois limited partnership. Investments specializes in buying and selling securities for investments, particularly securities related to the banking industry (including banks and thrifts).

                                                           Page 29 of 34 Pages


5.       Jackson Offshore Fund
         31 Kildare Street
         Dublin 2
         IRELAND

         Offshore is an Illinois corporation and a Tortolla, British Virgin Island corporation. Offshore specializes in buying and selling securities for investments, particularly securities related to the financial industry (including banks and thrifts).

6.       Jackson Boulevard Partners
         53 West Jackson Boulevard, Suite 400
         Chicago, IL  60604

         Jackson Partners is an Illinois general partnership and Jackson Partners is an investment consulting firm.

         Except as described in this Proxy Statement, none of the above-listed participants in the solicitation is now, or was within the last two years, a party to any contract, arrangement or understanding with any person with respect to any securities of PSFI, future employment by PSFI or future transactions involving PSFI.

                                                           Page 30 of 34 Pages


                                   SCHEDULE 2


Beneficial Ownership of Shares by Participants in the Solicitation

         The following table shows, as of March 30, 2000 (except as otherwise noted), the shares of PSFI Common Stock beneficially owned by the participants in the solicitation of proxies pursuant to this Proxy Statement. Unless otherwise indicated, each participant has sole voting and investment power over the shares beneficially owned.

Shares Beneficially                                   Owned at         Percent
Beneficial Owner                                   March 20, 2000      Of Class
--------------------------------------------       --------------      --------
Paul J. Duggan(1)                                        131,700         7.89%

Jackson Boulevard Capital Management, Ltd. (2)            75,700         4.53%

Jackson Boulevard Equities, L.P.                          37,814         2.27%

Jackson Boulevard Investment, L.P.                        19,261         1.15%

Jackson Offshore Funds                                    18,625         1.12%

Jackson Boulevard Partners                                55,500         3.32%


--------
(1) Includes 500 shares held directly by Mr. Duggan, 55,500 shares held by Jackson Partners, 75,700 shares held by Jackson Capital, 37,814 shares held by Equities and 19,261 shares held by Investments, 18,625 shares held by Offshore. Mr. Duggan is one of two general partners of Jackson Partners and shares voting and investment power concerning the shares held by Jackson Partners with Deborah Duggan, Mr. Duggan's spouse. Mr. Duggan is the sole stockholder and a director and officer of Jackson Capital, which is the sole general partner of Equities and Investments. Mr. Duggan, Jackson Capital, Equities, and Investments have shared voting and investment power with regard to the 57,075 shares held by Equities and Investments.
(2) 57,075 shares are beneficially owned as sole General Partner of Equities and Investments. 18,625 shares are beneficially owned as investment manager of Offshore.

                                                           Page 31 of 34 Pages

                                   SCHEDULE 3

         The following table sets forth all shares of PSFI Common Stock purchased or sold during the two years ended March 30, 2000 by participants in the solicitations of proxies pursuant to this Proxy Statement.

                   Date                              Shares Purchased / (Sold)
       -----------------------------------------------------------------------
       JACKSON BOULEVARD EQUITIES, L.P.
       5/05/99                                                6,000

       JACKSON BOULEVARD INVESTMENTS, L.P.
       5/05/99                                                2,000
       8/30/99                                               17,261

       JACKSON OFFSHORE FUND, LTD.
       8/11/88                                               18,265

       JACKSON BOULEVARD PARTNERS, L.P.                           0

       PAUL J. DUGGAN                                             0

                                                           Page 32 of 34 Pages


                                   SCHEDULE 4

                                November 18, 1999
VIA FEDERAL EXPRESS
AND MESSEGER

Ms. Kimberly P. Rooney
President, CEO
PS Financial, Inc.
4800 South Pulaski Road
Chicago, IL  60632


         Re:                               Stockholders Proposal


Dear Ms. Rooney:

I am the record owner of 500 shares and the beneficial owner of 131,200 shares of the common stock, par value $.01 per share (the "Common Stock") of PS Financial, Inc. (the "Company"). My address of record, as it appears on the Company's books, is 53 West Jackson Boulevard, Chicago, Illinois 60604. As shown by the attached Schedule 13D (including amendments), I have continuously held at least $2,000 in market value of the Common Stock for more than one year, as of the date of this letter. I intend to continue ownership of at least $2,000 in market value of the Common Stock through the date of the Company's 2000 annual meeting of stockholders.

I hereby give notice of my intent to introduce the attached stockholders resolution (the "Proposal") at the 2000 annual meeting of stockholders of the Company pursuant to the Company's By-laws and the stockholders proposals section of the Company's Definitive Proxy Statement filed March 31, 1999. I have no material interest in the Proposal aside from my interest as a stockholder in the Company. I request, pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, that the Proposal and the accompanying Supporting Statement be included in the Company's proxy materials and identified in the Company's form of proxy for the 2000 annual meeting of stockholders. Please do not hesitate to call should you have any questions.

                                            Very truly yours,


                                            Paul Duggan


cc:  Mr. SJ Ptak, Secretary

                                                           Page 33 of 34 Pages

                              [Face of Proxy Card]

                                     PROXY

                      This proxy is solicited on behalf of
         Paul J. Duggan and the Committee to Enhance Shareholder Value
                              With Respect to the
                              PSFI Financial, Inc.
                         Annual Meeting of Stockholders
                           To be held on May 3, 2000

         The undersigned appoints Paul J. Duggan with full power of substitution, as proxy for the undersigned, to represent and vote, as designated below, all shares of Common Stock of PS Financial, Inc. (the "Company") which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company to be held as scheduled on May 3, 2000 at 11:00 a.m. (local time) at the main office of the Company located at 4800 South Pulaski Road, Chicago, Illinois.

         This proxy, when properly executed, will be voted in the manner directed by the undersigned stockholder. If no direction is made, this proxy will be voted FOR the election of Paul J. Duggan as a director of the Company, FOR the ratification of the appointment of Crowe, Chizek and Company LLP as the auditors of the Company for the fiscal year ending December 31, 2000, and FOR the stockholder proposal directing the Board of Directors to appoint an investment banker to pursue merger or acquisition candidates for the Company and to establish a committee consisting of all directors who are not current or former officers or employees or relatives of such persons in order to recommend to the Board of Directors the best available offer to acquire the Company.

         This proxy is solicited on behalf of Paul J. Duggan and the Committee to Enhance Shareholder Value.

------------------------------------------------------------------------------
   PLEASE SIGN, DATE AND RETURN THIS PROXY PROMPTLY IN THE ENCLOSED ENVELOPE.
------------------------------------------------------------------------------

                                                           Page 33 of 34 Pages


                            [Reverse of Proxy Card]

The Committee to Enhance Shareholder Value recommends that you vote FOR the election of Paul J. Duggan as a director of the Company, FOR the ratification of the appointment of Crowe, Chizek and Company LLP as the auditors of the Company for the fiscal year ending December 31, 2000, and FOR the stockholder proposal directing the Board of Directors to appoint an investment banker to pursue merger or acquisition candidates for the Company and to establish a committee consisting of all directors who are not current or former officers or employees or relatives of such persons in order to recommend to the Board of Directors the best available offer to acquire the Company.

1.       To elect Paul J. Duggan as a Director of the Company.
         [ ] FOR                                  [ ] WITHHOLD

                  --------------------------------------------

The Committee intends to use this proxy to vote for persons who have been nominated by the Company to serve as Directors, other than the Company nominee listed below. You may withhold authority to vote for one or more additional Company nominees, by writing the name of the nominee(s) below. You should refer to the proxy statement and form of proxy distributed by the Company for the names, background, qualifications, and other information concerning the Company's nominees.

                  --------------------------------------------

There is no assurance that any of the Company's nominees will serve as Directors if the Committee nominee is elected to the Board.

The Committee is NOT seeking authority to vote for and will NOT exercise any such authority for the following Company nominee: Rocco DiIorio

2. To ratify the appointment of Crowe, Chizek and Company LLP as the auditors of the Company for the fiscal year ending December 31, 2000.

         [ ] FOR            [ ] AGAINST          [ ] ABSTAIN

3. To approve the stockholder proposal directing the Board of Directors to appoint an investment banker to pursue merger or acquisition candidates for the Company and to establish a committee consisting of all directors who are not current or former officers or employees or relatives of such persons in order to recommend to the Board of Directors the best available offer to acquire the Company.


         [ ] FOR            [ ] AGAINST          [ ] ABSTAIN


                                Please sign your name exactly as it appears on
                            this card. If you are a joint owner, each /owner should sign. When signing as executor, administrator, attorney, trustee, or guardian, or as custodian for a minor, please give your full title as such. If you are signing for a corporation, please sign the full corporate name and indicate the signer's office. If you are a partner, sign in the partnership name.


                            -------------------------------------------------
                                  Shareholder sign here              Date



                            -------------------------------------------------
                                  Co-owner sign here                  Date



If you need assistance in voting your shares, please call Paul J. Duggan at
(888) 522-5322 or The Altman Group, Inc., which is assisting the Committee in its solicitation of your proxy for the Annual Meeting, at (212) 681-9600.